MISSION COMMUNITY BANCORP
3380 S. Higuera Street
San Luis Obispo, CA  93401

August 24, 2011

Kathryn McHale, Esq.
Staff Attorney
Securities and Exchange Commission
100 F Street, NE
Washington, DC  20549

Re:	Mission Community Bancorp (the “Company”) – (File No. 333-12892)

Dear Ms. McHale:

We are in receipt of your comment letter dated August 11, 2011 in regards to your comments on Mission Community Bancorp’s Form 10-K for the fiscal year ended December 31, 2010, Definitive Proxy Statement on Schedule 14A filed April 29, 2011 and Form 10-Q for the fiscal quarter ended March 31, 2011.

Our responses to each of your comments are as follows:

Form 10-K for the Fiscal Year Ended December 31, 2010 (“the 2010 Form 10-K”)

Item 5. Market for Common Equity, Related Shareholder Matters and Issuer Purchases of Equity
Securities

Report of Offering of Securities and Use of Proceeds Therefrom

1.           The transactions you describe in this section appear to be related party transactions as defined in Item 404(d) of Regulation S-K.  In this regard, we note that, prior to April 27, 2010, the manager was the largest shareholder of the company, beneficially owning 24.7% of the issued and outstanding shares, and therefore was a “related person” (as defined in Instruction 1(ii)(A) of Instructions to Item 404(a) of Regulation S-K) when the transactions took place.  Please advise why you have not disclosed these transactions in the Related Party Transactions section of your proxy.  Further, please confirm that all related party transactions that must be disclosed in accordance with Item 404 will be disclosed in future filings.

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Kathryn McHale, Esq.
August 24, 2011

Response
The transactions described in the section titled  “Report of Offering of Securities and Use of Proceeds Therefrom” in  Item 5 of the Company’s Form 10-K for the fiscal year ended December 31, 2010 describe a related party transaction with the Company’s principal shareholder pursuant to a Securities Purchase Agreement dated December 22, 2009.  This same transaction is also described in the Company’s proxy statement filed April 29, 2011 in the “Related Party Transactions” section of the proxy statement.  Both disclosures refer to sales of securities under the same December 22, 2009 Securities Purchase Agreement between the Company and its principal shareholder.  We believe both disclosures to be appropriate and in the correct sections of the respective documents.
The Company will continue to disclose all related party transactions that must be disclosed in accordance with Item 404 of Regulation S-K in future filings.

Item 7. Management’s Discussion and Analysis

Executive Summary

2.           In future filings, please consider discussing in this section how management is dealing with the material operations, risks and challenges facing the company. Refer to Release No. 33-8350.

Response
The Company will expand the Executive Summary in its Management’s Discussion and Analysis in future 10-K filings to more broadly discuss the material operations, risks and challenges facing the Company.

Asset Quality

3.           We note in your disclosure that you determine the fair value of impaired loans using appraisals.  As it relates to your impaired loans, please tell us and revise your future filings to disclose the following:
•
How and when you obtain updated third-party appraisals and describe any adjustments you make to the appraised values including those made as a result of outdated appraisals.  Also tell us how this impacts the amount and timing of your quarterly and annual periodic loan provision(s) and charge-offs;

•
The typical timing surrounding the recognition of a loan as non-performing, when you order and receive an appraisal, and the subsequent recognition of any provision or related charge-off.  In this regard, tell us if there have been any significant time lapses during this process; and

•	How you account for any partially charged-off of loans subsequent to receiving an updated appraisal. In this regard, specifically tell us your policies regarding

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August 24, 2011

whether or not these loans return to performing or remain non-performing status, in addition to whether or not any of the terms of the original loans have been modified (e.g. loan extension, changes to interest rates, etc).

Response
The Company’s Credit Policy conforms to both California banking regulations and Federal banking regulations.  In interpreting those regulations, the Company’s Policy frequently refers to Interagency Guidelines published by the Office of the Comptroller of the Currency, Federal Reserve Bank and the Federal Deposit Insurance Corporation, as well as FFIEC and FASB publications.
The determination of appraisal validity is an ongoing process that is triggered by observed changes in the factors that potentially impact market value.  Third-party appraisals for specific properties are obtained based upon changes in the factors impacting market conditions. They are also obtained whenever we believe the validity of the existing appraisal or valuation method is in question, due to the passage of time or changing market conditions.  (A complete description of these factors is set forth in Interagency Appraisal and Evaluation Guidelines, Sec. XIV, Docket ID OCC-2010-0012.)  It is our policy to critically evaluate market factors on any appraisal that is more than 12 months old.  We order an updated or new appraisal if market factors suggest a material drop in collateral value or the loan becomes collateral dependent.  Perceived collateral shortfalls in collateral dependent loans result in an immediate write down of the asset value (i.e., a charge-off of the perceived collateral shortfall).  In instances where the loan is not collateral dependent, we frequently apply an internal discount to an appraised value to insure we have a prudent valuation of our collateral if we perceive nominal changes in market indicators.  In situations where cash flow to service debt is potentially volatile or deteriorating, a specific loan loss allocation will likely be triggered for non-collateral-dependent loans.
A loan is immediately recognized as non-performing once payment is past due 90 days or, based on our knowledge of current circumstances, will, with the passage of time, become 90 days past due.  Other triggers include borrower bankruptcy filings where the Company cannot determine if it is properly secured and will be receiving adequate protection payments, or operating scenarios where accrual basis earnings are negative, cash flow is negative and payments are clearly being made from the liquidation of collateral.  These circumstances typically trigger an immediate request for a new appraisal of collateral, as well as an assessment of impairment, since such non-accrual scenarios typically indicate a collateral dependent loan.  The impairment analysis will include prudent discounts to existing appraised values based on changes in market factors since the appraisal was completed, as well as the passage of time.  Any perceived collateral shortfall from this analysis will result in an immediate write-down of the asset value (i.e., a charge-off).  We know of no material time lapses at the Company in the recognition of such impairments and the resulting adjustments to a provision or related charge-off.
Partially charged-off loans will continue to be maintained as non-accrual assets until such time as the conditions warranting non-accrual are rectified and payment performance has been

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August 24, 2011

well demonstrated over a period of not less than six months.  Modification of terms may change the character of the remaining loan to a Troubled Debt Restructuring (“TDR”), but in no event will a return to accrual status be warranted until the underlying causes of non-accrual status are rectified and borrower performance is clearly demonstrated.
In future 10-K filings the Company will expand its discussion regarding the use of appraisals to determine the fair value of impaired loans.

4.           Please tell us and revise future filings to discuss what efforts you are making to sell your loans held for sale.

Response
Loans held for sale as of December 31, 2010, included $15.1 million of lower-quality loans held in the Company’s Mission Asset Management, Inc., subsidiary (“MAM”).  The MAM loans are intended for sale or other resolution, depending on MAM’s ability to obtain a reasonable price for these loans.
As of December 31, 2010, no loans had been sold from the MAM portfolio.  However, the following activity has occurred in 2011:
•	In February 2011, a $1.6 million loan was sold for 100% of the principal balance plus accrued interest,
•	In the first half of 2011, two loans totaling $2.5 million were settled with the borrowers for their approximate carrying values, and
•	Also in the first half of 2011, a $1.1 million loan was foreclosed and the collateral is currently being marketed as other real estate owned.
MAM’s Special Assets Manager has frequent discussions with loan brokers to find buyers at prices that the Company believes are close to fair value.  Generally, however, such brokers are currently only interested in “fire sale” prices, so to date, no loans have been sold through that channel.
In future filings the Company will discuss its efforts to market loans held for sale.

Note C-Loans

5.           We note that your allowance for impaired loans is 0.45% of the impaired loans individually evaluated for impairment.  Please revise future filings to provide a discussion of how you determined allowance for your impaired loans individually evaluated for impairment.

Response
Impaired loans are accounted for in accordance with ASC 310-10-35-22 using one of the three acceptable valuation techniques, to include: 1) the present value of future cash flows, discounted at the loan’s effective interest rate; 2) the fair value of the collateral, if the loan is collateral dependent; or 3) the loan’s observable market price (seldom used).  As of December

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August 24, 2011

31, 2010, some of the Company’s impaired loans were considered collateral dependent, so they were valued based on the fair value of the underlying collateral.  Those which were not collateral dependent were valued using the present value of the expected future cash flows (i.e., expected loan or guarantee payments).  Based on these valuations, a specific allocation of the allowance was ascribed to each impaired loan.  In most cases, as of December 31, 2010, the specific allocation was zero because the impaired portion of the loan had previously been charged off.  Specifically, the $1,992,715 in impaired loans recorded at December 31, 2010, represented the remaining balance of loans with a contractual balance due of $2,517,708, net of $524,993 in charge-offs.
In future 10-K filings the Company will expand its financial statement disclosures regarding how the allowance is determined for impaired loans.

6.           Please tell us and revise your future filings to disclose for each credit quality indicator, the date or range of dates in which the information was updated.  Refer to ASC 310-10-50-29(c).

Response
In future filings, the Company proposes disclosure as follows with respect to the date or range of dates in which credit quality information was updated:
“The Company assigns a risk rating to all loans except pools of homogeneous loans and those risk ratings are continuously reviewed and updated by management at least quarterly or as conditions dictate.  These risk ratings are also subject to semi-annual examination by independent specialists engaged by the Company, and also by its regulators.”

We note that the above disclosure appeared in the Company’s Form 10-Q for the fiscal quarter ended June 30, 2011 filed on August 15, 2011 (the “June 30, 2011 Form 10-Q”)

7.           Regarding your impaired loans individually evaluated for impairment, please tell us and revise your future filings to disclose the following:
•	The policy for recognizing interest income and how cash receipts are recorded. Refer to ASC 310-10-50-15(b);
•	The amount of interest income recognized using a cash-basis method on individually impaired loans, if practicable. Refer to ASC 310-10-50-15(c)(3) and 310-10-55-10; and
•	The amount of interest income that represents the change in present value attributable to the passage of time, or if you recognize this amount as bad-debt expense. Refer to ASC 310-10-50-19.

3266.011/454133.1

Kathryn McHale, Esq.
August 24, 2011

Response
We believe the Company’s policy for recognizing interest income on impaired loans was properly disclosed in the 2010 Form 10-K and that no further disclosure is necessary.  Please refer to the 3rd and 4th paragraphs under “Loans,” within Note A to the Consolidated Financial Statements, which read as follows:
“Loans for which the accrual of interest has been discontinued are designated as non-accrual loans.  Loans are classified as non-accrual when principal or interest is past due 90 days or more based on the contractual terms of the loan or when, in the opinion of management, there exists a reasonable doubt as to the full and timely collection of either principal or interest, unless the loan is well secured and in the process of collection.  Income on such loans is recognized only to the extent that cash is received and where the future collection of principal is probable.  Payments received are applied to reduce principal to the extent necessary to ensure collection.  Accrual of interest is resumed only when principal and interest are brought fully current and when such loans are considered to be collectible as to both principal and interest.
“The Company considers a loan to be impaired when it is probable that the Company will be unable to collect all amounts due (principal and interest) according to the contractual terms of the loan agreement.  Loans for which the terms have been modified, and for which the borrower is experiencing financial difficulties, are considered troubled debt restructurings. Restructured workout loans typically present an elevated level of credit risk as the borrowers are not able to perform according to the original contractual terms.  Both non-accrual loans and troubled debt restructurings are generally considered to be impaired….”
We also believe that the amount of interest income recognized by the Company using a cash-basis method on impaired loans was properly disclosed in the 2010 Form 10-K and that no further disclosure is necessary.  Please refer to right-hand column of the 3rd table within Note D to the Consolidated Financial Statements for information related to impaired loans [excluding loans held for sale] as of and for the year ended December 31, 2010.
The amount of interest income that represents a change in the present value of impaired loans attributable to the passage of time is recognized as an adjustment to the allowance for loan and lease losses (i.e., a bad debt expense), as permitted by ASC-310-50-19.  In future 10-K filings, the Company will disclose this treatment in its Summary of Significant Accounting Policies (Note A to the Consolidated Financial Statements).

Item 9A. Controls and Procedures

8.           Please provide proposed disclosure in your response and revise future filings to include your conclusions regarding the effectiveness of your disclosure controls and procedures, based on the evaluation of these controls and procedures required by paragraph (b) of Rule 13a-15 under the Exchange Act.  Please specifically refer to the definitions contained in Rules 13a-15(e).  This comment also applies to your Forms 10-Q.

Response
In future filings, the Company proposes disclosure as follows with respect to the effectiveness of the Company’s disclosure controls and procedures:

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August 24, 2011

“Disclosure controls and procedures are designed to ensure that information required to be disclosed by the Company in the reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms.  Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company in the reports that it files under the Exchange Act is accumulated and communicated to management, including the principal executive officer and the principal financial officer, as appropriate, to allow timely decisions regarding required disclosure.
“An evaluation was performed under the supervision and with the participation of our management, including our principal executive officer and the principal financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of [quarter end].  Based on the evaluation, our principal executive officer and the principal financial officer have concluded that our disclosure controls and procedures were effective as of [quarter end].”

We note that the above disclosure appeared in the June 30, 2011 Form 10-Q.

9.           You state that there were no significant changes in the company’s internal controls in the fourth quarter of 2010. Item 308(c) of Regulation S-K requires that you disclose any change in your internal control over financial reporting that occurred during the relevant quarter that has materially affected, or is reasonably likely to materially affect, your internal control over financial reporting.  Please confirm that there were no such changes or revise to disclose any material changes.  In addition, please provide us with a representation that you will conform your disclosures in future filings to comply with Item 308(c) of Regulation S-K.  This comment also applies to your Forms 10-Q.

Response
This will confirm that there were no changes in the Company’s internal control over financial reporting for the fiscal quarter ended December 31, 2010 that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.
In future filings, the Company will conform its disclosures to comply with Item 308(c) of Regulation S-K.  We note that the June 30, 2011 Form 10-Q contained the following disclosure in accordance with Item 308(c) of Regulation S-K:
“There were no changes in our internal control over financial reporting during the quarter ended June 30, 2011 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.”

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Kathryn McHale, Esq.
August 24, 2011

Item 13. Certain Relationships and Related Transactions, and Director Independence.

10.           Please represent to the staff that loans made to related parties “were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender” or provide the additional disclosures required by Item 404 of Regulation S-K.  Please make sure all future filings clarify this disclosure.  Please refer to Instruction 4 to Item 404(a).

Response
This will confirm that the loans described in Item 13. of the Company’s Form 10-K for the fiscal year ended December 31, 2010 were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender.  The Company will clarify its disclosure with respect to any related party loans in future filings as required by Item 404(a) of Regulation S-K.

Item 15. Exhibits

11.           We are unable to locate disclosure that specifically incorporates previously filed exhibits into this 10-K.  Exhibits required to be filed by Form 10-K and Item 601 of Regulation S-K must be either filed with the Form 10-K or specifically incorporated by reference.  Although you have listed your exhibits and identified where they can be found you have not incorporated them by reference into your Form 10-K.  Your language under Item 15 is unclear; please revise accordingly in future filings. This comment also applies to your Form 10-Q filed May 16, 2011.

Response
The Company will clarify in all future 10-K and 10-Q filings that the items listed as Exhibits are incorporated by reference into the respective documents.  We note that we have added this clarifying language to the June 30, 2011 Form 10-Q.

12.           We note that the identification of the certifying individuals at the beginning of Exhibits 31.2 and 31.2 as required by Exchange Act Rule 13a-14(a) also includes the titles of the certifying individuals.  In future filings, the identification of the certifying individuals at the beginning of the certifications should be revised so as not to include the individual’s title.

Response
In future filings we will delete the titles of the individuals making the certifications in Exhibits 31.1 and 31.2.  We note that the titles of the individuals making these certifications has not been included in the certifications filed with the June 30, 2011 Form 10-Q.

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Kathryn McHale, Esq.
August 24, 2011

Definitive Proxy Statement on Schedule 14A filed April 29, 2011

General

13.           We are unable to locate the form of proxy. Please explain why this was not included in your filing.  Refer to Rule 14a-6(b).

Response
As the Company does not have a class of securities registered under the Securities Exchange Act of 1934 (the “1934 Act”), but rather is required to file reports under Section 15(d) of the 1934 Act, we do not believe the requirements of Section 14 of the 1934 Act, including Rule 14a-6(b) promulgated thereunder, apply to the Company.  The Company files its definitive proxy statement with the Securities and Exchange Commission so that it is able to incorporate by reference provisions of its proxy statement into its Form 10-K.  However, as no portion of the proxy card is incorporated by reference into the Company’s required filings, the Company has not as a practice chosen to file its form of proxy card.   If the Staff believes the proxy card should be filed together with the proxy statement in future filings, then the Company will do so.

Form 10-Q for the Fiscal Quarter Ended March 31, 2011

Note 7 – Fair Value Measurement, page 14

14.           We note your roll forward of your level 3 Available for Sale Securities and Loans Held for Sale on page 17.  Please tell us what “Settlements-principal reductions in loans held for sale” represents and how you accounted for it.

Response
Settlements in the Level 3 roll forward table are actual cash payments received from borrowers.
In future filings, the Company proposes to make the following clarification with respect to the use of that term in the Level 3 roll forward table:
“‘Settlements’ in the above table relate to actual cash payments received from borrowers on loans held for sale and do not represent refinancings or write-downs to fair value.”
We note that the above disclosure appeared in the June 30, 2011 Form 10-Q.

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Kathryn McHale, Esq.
August 24, 2011

Item 4T. Controls and Procedures, page 32

15.           Please note that Item 4T expired June 30, 2010 and, therefore, you must disclose the information in answer to Item 4 of Form 10-Q, namely Items 307 and 308(c) of Regulation S-K.

Response
The reference to “Item 4T” will be changed to “Item 4” in future filings.  We note that this change was made in the June 30, 2011 Form 10-Q and will be made in all future filings.

The Company acknowledges that:
•   The Company is responsible for the adequacy and accuracy of the disclosure in the filing;
•   Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•    The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your comments and are hopeful that we have adequately addressed all of your concerns.  If you should have any questions or require any further information, please feel free to contact me.

Sincerely, /s/ Mark R. Ruh Mark R. Ruh Executive Vice President and Chief Financial Officer (805) 782-5000

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